

DIVISION OF
CORPORATION FINANCE

September 10, 2012

Via E-Mail
Ms. Catherine A. Bradaick
President
Quality WallBeds, Inc.
2820 16th Street, North
St. Petersburg, FL 33704

       Re: Quality WallBeds, Inc.
              Pre-effective Amendment 1 to Registration Statement on Form S-1
              Filed August 28, 2012
              File No. 333-183104

Dear Ms. Bradaick:

We reviewed the filing and have the comments below.

<u>We occupy our business under a yearly non-cancelable (sic) lease…page I-6</u>; <u>Description of Property, page I-25</u>

1. Refer to comment 20 in our letter dated August 22, 2012. It appears that the lease is a material lease for the company under Item 601(b)(10)(ii)(D) of Regulation S-K. Please file the lease agreement as an exhibit to the registration statement. Further, revise the disclosure under "Description of Property" to include the lease's principal provisions, including its annual cost and its expiration date.

<u>Since our Secretary/Treasurer, Michael J. Daniels is also our Chief Financial Officer and controlling shareholder…, page I-8</u>

2. Refer to comment six in our letter dated August 22, 2012. Since this risk factor relates to a potential conflict of interest for Mr. Michael J. Daniels between his duties to the company and his other business interests, please delete the phrase "in the event decisions made on behalf of her clients from her law practice were to be placed ahead of the interests of our Company."

Quality WallBeds, Inc. is an Emerging Growth Company…, page I-9

3. Refer to comment two in our letter dated August 22, 2012. Please discuss the material consequences or effects of this risk factor for investors.

Determination of Offering Price, page I-10; Plan of Distribution, page I-13

4. Refer to comment 11 in our letter dated August 22, 2012. Please revise to make clear that each selling security holders paid $500 for their shares.

Management's Discussion and Analysis of Financial Condition, page I-20

Results of Operations, page I-22

Results of Operations for the Period Ended June 30, 2012, page I-22

5. We note your response to prior comment 16 in our letter dated August 22, 20 and the revisions to your registration statement. Please expand your disclosure to quantify how much of the increase in total expenses of $44,542 was due to the increase in salaries that you have indicated. Additionally, please disclose the principal reason(s) for changes in your cost of goods sold as a percentage of your revenues.

Results of Operations for the Period Ended December 31, 2011, page I-22

6. Please expand your results of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. In this regard, please:

   • Quantify how much of the decrease in revenue from 2010 to 2011 was due to changes in volumes sold and/or changes in sales prices.

   • Discuss the most significant components of your cost of sales, the percentage of cost of sales attributable to such components, and disclose the significant reasons for the $24,509 decrease in cost of sales from 2010 to 2011.

   • Quantify the underlying factors that you attribute to the changes in general and administrative expenses as a percentage of revenue.

Liquidity and Capital Resources, page I-23

7. We note your response to prior comment 17 in our letter dated August 22, 2012 and the revisions to your registration statement; however, please further clarify the reasons for the:

- Change in accounts payable for the six months ended June 30, 2012 as compared to the change noted for the six months ended June 30, 2011 as indicated on your statement of cash flows.

- Change in accounts payable for the year ended December 31, 2011 as compared to the change noted for the year ended December 31, 2010 as indicated on your statement of cash flows.

Executive Compensation, page I-26; Compensation of Directors, page I-27

8. Since Mr. Michael J. Daniels and Ms. Catherine A. Bradaick were not executive officers or directors during the fiscal years ended December 31, 2011 and December 31, 2010, you should not include them in the tables for those years. Please revise.

Note 7 – Financial Instruments and Risk Concentration, page F-12

9. We note your response to prior comment 24 in our letter dated August 22, 2012 and the revision to your registration statement. Please further revise your disclosure to indicate whether any customer represents a significant portion of your revenue and accounts receivables for each period presented.

You may contact Dale Welcome, Staff Accountant, at (202) 551-386 or Patricia A. Armelin, Staff Accountant, at (202) 551-374 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief